Exhibit 99.8

Thomas Cook Adopts NICE Robotic Process Automation to Improve
Customer Experience and Back Office Process Efficiency

Prominent travel company leveraging attended and unattended robots to enhance service and increase back office efficiency, while saving millions in operational costs

Hoboken, N.J., September 13, 2018 – NICE (Nasdaq: NICE) today announced that Thomas Cook, among the world’s leading travel companies, has implemented NICE Robotic Process Automation (RPA) in its United Kingdom-based operations. With the combination of attended and unattended automation, the company is improving customer experience, streamlining its back office, ensuring consistency across markets and saving millions in operational costs over a 24-month period.

Graham Lee, Group Head RPA, Thomas Cook said, “At Thomas Cook, we are investing in process automation initiatives as a pillar of a transformation program intended to liberate cash for investment in marketing and to accelerate growth. NICE RPA, with its scalability and flexibility, has met those goals with significant operational cost savings and support for our customer experience strategy in the UK. It has provided a great foundation for additional savings and efficiency enhancements using advanced process automation across our European offices, for internal business functions, and in the context of other enterprise activities.”

Thomas Cook elected to adopt NICE's advanced process automation solution in order to meet the challenge of servicing both internal and external customers across various markets and networks. The company deployed NICE RPA’s attended and unattended robots across its UK operations, including automation of its back-office activities. In addition, Thomas Cook brought its outsourced offshore activities back onshore and in-house at the UK contact centers thanks to the NICE RPA solution.

Replacing heavily manual processes involving inconsistent legacy systems with NICE RPA, Thomas Cook streamlined processes either by completely automating routine tasks or assisting agents to ensure more efficient customer interactions. These changes have driven millions in savings, reduced the average handle time of in-house processes, introduced global consistency in reporting, increased efficiency, and facilitated a greater focus on customer service.

Having seen the operational optimization, Thomas Cook is planning a phased roll-out of NICE RPA across all its European operations and within other divisions of its UK business activities.

The Thomas Cook Group is the oldest and best-known name in leisure travel, serving 19 million customers annually. The company operates 12 customer contact centers across Europe, including two sites in the United Kingdom that employ 900 agents. The prominent travel company handles a total of 26 million inbound and outbound interactions per annum in the region, including with travel consultants and direct customers via voice, email, web chat, and social media channels.

John O'Hara, President, NICE EMEA said, “We're excited to see NICE RPA making a significant difference at Thomas Cook by helping ensure efficient and effective operations. By combining both attended and unattended robots, the solution provides Thomas Cook with a platform to deliver on strategic objectives across all its markets with a consistency that improves both service and internal reporting. In the travel industry, automating routine tasks with NICE RPA is an important key in delivering customer service that's comprehensively streamlined in terms of processes and fuels greater engagement among frontline agents, both of which customers are attuned to. This makes all the difference in an economy where customer experience is king.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O'Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.